ANICO Financial Services, Inc.

Report of Independent Registered Public Accounting Firm
Statement of Financial Condition
December 31, 2021 and 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III


SEC FILE NUMBER
8-68938


FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934


FILING FOR THE PERIOD BEGINNING January 1, 2021 AND ENDING December 31, 2021
                              MM/DD/YY   MM/DD/YY


A. REGISTRANT IDENTIFICATION


NAME OF FIRM: ANICO Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Moody Plaza, Suite 1469
                              (No. and Street)

Galveston   TX   77550-7999
          (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Suzanne Saunders   281-521-3469   Suzanne.Saunders@americannational.com
(Name)   (Area Code – Telephone Number)   (Email Address)


B. ACCOUNTANT IDENTIFICATION


INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
                    (Name – if individual, state last, first, and middle name)

2700 Post Oak Blvd, Ste 1500   Houston   TX   77056
(Address)   (City)   (State)   (Zip Code)

10/16/2003   686
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)


FOR OFFICIAL USE ONLY


* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suzanne Saunders _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ANICO Financial Services, Inc. _____, as of December _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature: *Suzanne Saunders*

Title:
CFO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANICO Financial Services, Inc.
December 31, 2021 and 2020

Contents



2700 Post Oak Boulevard, Suite 1500 | Houston, TX 77056-5829
713.499.4600 | Fax 713.499.4699 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
ANICO Financial Services, Inc.
League City, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of ANICO Financial Services, Inc. (the Company) as of December 31, 2021 and 2020, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

BKD, LLP

BKD, LLP

We have served as the Company's Auditor since 2012.

Houston, Texas
February 22, 2022



ANICO Financial Services, Inc.
Statements of Financial Condition
December 31, 2021 and 2020

		2021		2020
Assets				
Cash	$	235,006	$	228,757
Receivables due from parent for:				
Variable commissions		1,839		1,932
Expenses reimbursement		21,177		33,832
Prepaid and other assets		9,590		8,384
Total assets	$	267,612	$	272,905
Liabilities and Stockholder's Equity				
Liabilities				
Due to dealers for commissions	$	1,839	$	1,932
Due to parent for:				
Service fees		10,507		10,507
Trade payables and accrued expenses		5,200		10,400
Total liabilities		17,546		22,839
Stockholder's equity				
Common stock, par value $0.01 per share; authorized,				
issued and outstanding, 100,000 shares		1,000		1,000
Additional paid-in-capital		319,000		319,000
Retained deficit		(69,934)		(69,934)
Total stockholder's equity		250,066		250,066
Total liabilities and stockholder's equity	$	267,612	$	272,905

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

ANICO Financial Services, Inc. ("ANFS" or "the Company"), is a wholly owned subsidiary of American National Insurance Company ("American National"). ANFS was organized on December 21, 2010, and its sole purpose is to operate as a wholesale broker-dealer and distributor of American National's variable products. ANFS is registered as a wholesale broker-dealer under the *Securities Exchange Act of 1934* and received approval from the Financial Industry Regulatory Authority, Inc. (FINRA), as a registered wholesale broker-dealer on July 18, 2012.

ANFS does not receive cash from customers and, therefore, is not required to maintain a "Special Reserve Account for the Exclusive Benefit of Customers." ANFS operates pursuant to the (k)(1) limited business (mutual funds and/or variable annuities only) exemptive provision of the Securities and Exchange Commission's (SEC) Rule 15c3-3.

The Securities Investor Protection Corporation (SIPC) was created by *the Securities Investor Protection Act of 1970*, (SIPA), a Federal statute which became effective December 30, 1970. Membership with SIPC is required by all brokers and dealers registered under Section 15(b) of the *Securities Exchange Act of 1934* unless otherwise exempted. For the years ending December 31, 2020 and 2019, ANFS filed a Certificate of Exclusion of Membership under Section 78ccc(a)(2)(A)(ii) of SIPA. The exclusion is determined by ANFS' exclusive business consisting of: (1) the sale of variable annuities and (2) the business of insurance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

At December 31, 2021 and 2020, the Company's cash accounts did not exceed federally insured limits.

Economic Market Risk Factors

Unfavorable economic developments could adversely affect us if our customers redeem existing variable contracts. Challenging economic conditions may impair the ability of our customers to meet commitments as they come due. These risks are exacerbated by the ongoing COVID-19 pandemic. Major public health issues, such as the novel coronavirus COVID-19, could have an adverse impact on our business and results of operations. The extent to which COVID-19 impacts our business, results of operations, financial condition, or liquidity will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken to contain or treat its impact.

Income Taxes

ANFS accounts for income taxes in accordance with income tax accounting guidance (Accounting Standards Codification 740, *Income Taxes*). The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. ANFS determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence available, it is more-likely-than-not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2021, and 2020, ANFS did not have any transactions that resulted in deferred taxes. ANFS files consolidated income tax returns with American National.

ANICO Financial Services, Inc.
Notes to Financial Statements
December 31, 2021 and 2020

Note 2: Transactions With Affiliates

ANFS and American National are parties to a service and expense-sharing agreement and a distribution and administrative services agreement. Pursuant to such agreements, ANFS has agreed to act as wholesale distributor of certain variable life insurance and annuity products issued by American National.

On August 6, 2021, American National Holdings, Inc. ("ANAT"), the parent company of American National, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Brookfield Asset Management Reinsurance Partners Ltd. ("Brookfield Reinsurance"), an exempted company limited by shares existing under the laws of Bermuda, and Freestone Merger Sub Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Brookfield Reinsurance ("Merger Sub"). On the terms and subject to the conditions of the Merger Agreement, at the closing, Merger Sub will merge with and into ANAT (the "Merger"), with ANAT continuing as the surviving entity, which will become an indirect, wholly-owned subsidiary of Brookfield Reinsurance. The Merger was unanimously approved by ANAT's board of directors.

Closing Conditions. The completion of the Merger is subject to satisfaction or waiver of certain closing conditions, including: (i) there being no law or injunction prohibiting consummation of the Merger; (ii) subject to specified materiality standards, the accuracy of the representations and warranties of the other party; and (iii) compliance by the other party in all material respects with its covenants. Brookfield Reinsurance's and Merger Sub's obligations are also conditioned upon the absence of a material adverse effect on ANAT and the absence of any burdensome condition (as defined in the Merger Agreement) imposed by any regulators as part of the regulatory approval process.

The completion of the Merger is also subject to antitrust clearance (or termination of the applicable waiting period) from the U.S. Department of Justice or Federal Trade Commission. On August 27, 2021, ANAT and Brookfield Reinsurance filed the required notifications for antitrust clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("HSR Act"). The waiting period under the HSR Act expired on September 27, 2021.

Note 3: Line of Credit

On September 1, 2020, ANFS established a $500,000 revolving line of credit with ANICO expiring in 2023. No amounts were borrowed against this line during 2021 and 2020. Interest varies with the bank's prime rate, which was 3.25 percent on December 31, 2021 and 2020.

Note 4: Net Capital Requirement

In accordance with the regulations of the SEC, ANFS must maintain minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, that does not exceed 8 to 1. At December 31, 2021, ANFS had net capital of $219,299, which was $214,299 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.0800 to 1. At December 31, 2020, ANFS had net capital of $207,850, which was $202,850 in excess of its required net capital of $5,000. ANFS's ratio of aggregate indebtedness to net capital was 0.1099 to 1.

Note 5: Subsequent Events

Subsequent events have been evaluated through February 22, 2022, which is the date the financial statements were issued.